UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

Sterlite Industries (India) Limited

Other Events

NOTICE is hereby given that the Thirty-Seventh Annual General Meeting of the Members of STERLITE INDUSTRIES (INDIA) LIMITED will be held at the Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai-Bypass Road, T.V. Puram P.O. Tuticorin - 628 002, Tamil Nadu, on Saturday, July 14, 2012 at 12.00 noon to transact the following business :

Ordinary Business

1.	To consider and adopt the Balance Sheet as at March 31, 2012 and the Profit and Loss Account of the Company for the year ended on that date and the Report of the Directors’ and Auditors’ thereon.

2.	To confirm payment of interim dividend and declare final dividend on equity shares for the financial year 2011-12.

3.	To appoint a Director in place of Mr. Anil Agarwal who retires by rotation and being eligible, offers himself for re-appointment.

4.	To appoint a Director in place of Mr. Berjis Desai who retires by rotation and being eligible, offers himself for re-appointment

5.	To appoint Auditors, to hold office from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company and to fix their remuneration.

Special Business

6.	To consider and if though fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr.A.R. Narayanaswamy be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

7.	To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 163 and all other applicable provision, if any, of the Companies Act, 1956, consent of the Company be and is hereby accorded to keeping the Register of Members together with the Index of Members, the copies of Annual Returns prepared under Sections 159 and 160, together with the copies of certificates and documents required to be annexed with the Annual Return under Sections 160 and 161 of the Companies Act, 1956 and / or any of the other related documents as required to be kept at the Registered office of the Company SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram PO, Tuticorin – 628 002, Tamil Nadu at the office of Karvy Computershare Private Limited, Registrar & Transfer Agent of the Company at Plot no.17-24, Vittal Rao Nagar, Madhapur, Hyderabad – 500 081, Andhra Pradesh instead of at the registered office of the Company;

RESOLVED THAT the Board of Directors and / or the Company Secretary be and are hereby authorized to do all such acts, deeds, matters and things as may be deemed necessary, proper or expedient to give effect to this resolution.”

8.	To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to provisions of Section 17 and all other applicable provision, if any, of the Companies Act, 1956, consent of the Company be and is hereby accorded to alteration of the Objects Clause of the Memorandum of Association of the Company by adding the following new sub-clauses (7) and (8) after existing sub-clause (6) of Clause III (A), of the Main Objects of the Company:

‘(7)	To manufacture, produce, refine, process, formulate, acquire, convert, sell, distribute, import, export, deal in either as principals or agents in all kinds of derivatives, solid waste/ by product of all kinds of metals including copper, aluminium and their respective slag, organic and inorganic chemicals, alkalis, acids, gases, petrochemicals, salts, electro-chemicals, chemical elements and compound pesticides, insecticides, explosives, light and heavy chemicals of any nature used or capable of being used in the fertilizers, pharmaceuticals, textile industry, defense chemicals, petrochemicals and industrial chemicals and pesticides and insecticides, solvents of any mixtures derivatives and compounds thereof’

‘(8)	To manufacture, produce, refine, process, formulate, buy, sell, export, import or otherwise deal in all kinds of chemicals including heavy and light chemicals, chemical elements and compounds, agriculture chemicals, rubber and paints, or any mixture, derivatives and compounds thereof including calcite, feldspar, dolomite, gypsum, gypsum boards, fly ash, quartz, silicon, earth, rock phosphate, soap-stone etc’.

RESOLVED THAT the Board of Directors and / or the Company Secretary be and are hereby authorized to do all such acts, deeds, matters and things as may be deemed necessary, proper or expedient to give effect to this resolution.”

By Order of the Board

Rajiv Choubey

Company Secretary

Place : Mumbai

Date : April 25, 2012

Regd. Office:

SIPCOT Industrial Complex

Madurai-Bypass Road

T.V. Puram P.O.

Tuticorin – 628 002

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

2.	The instrument appointing a proxy must be deposited with the Company at its Registered Office, not less than 48 (forty-eight) hours before the time for holding the Annual General Meeting.

3.	The Annual Report is available at the website of the Company at www.sterlite-industries.com in the Investor Relations section.

4.	The Register of Members and Share Transfer Books of the Company will remain closed from June 27, 2012 to June 30, 2012 (both days inclusive) for the purposes of dividend entitlement which will be paid after approval of the Shareholders in the ensuing 37th Annual General Meeting.

5.	The Board of Directors in their Meeting held on 24 October 2011 had approved payment of interim dividend of Re. 1 per share on Equity Share of Re.1 each, which was paid on November 3, 2011. The Board of Directors in their meeting held on 25 April, 2012 have recommended a final dividend of Re.1/- per share on Equity share of Re.1/- each, when approved at the Annual General Meeting, will be paid on or before the 30th day from the date of the declaration, i.e.13 August 2012.

6.	The dividend on equity shares, if declared at the Meeting, will be credited/ dispatched on and after July 16, 2012 to those members whose names shall appear on the company’s Register of Members on June 26, 2012. In respect of the shares held in demat form, the dividend will be paid to the members whose names are furnished by NSDL and CDSL as beneficial owners as on June 26, 2012.

7.	Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, dividends/interests which remain unclaimed for a period of 7 years from the date of transfer to Unpaid Dividend Account are to be transferred to the ‘Investor Education and Protection Fund’ established by the Central Government. Shareholders who have not encashed their dividend/interest warrant(s) so far, for the financial year ended 31 March 2004 or any subsequent financial years are requested to make their claim to the Registrar and Share Transfer Agents of the Company. According to the provisions of the Act, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

8.	Members are requested to:

(a)	Notify the change in address if any, with Pin Code numbers immediately to the Company. (in case of shares held in physical mode)

(b)	Bring their copy of the Annual Report and Attendance Slip with them at the Annual General Meeting.

(c)	Quote their Regd. Folio Number/DP and Client ID Nos. in all their correspondence with the Company or its Registrar and Share Transfer Agent.

9.	Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make a nomination in respect of shares held by them in physical form. Shareholders desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

10.	Corporate members are requested to send a duly certified copy of the board resolution/ power of attorney authorising their representative to attend and vote at the Annual General Meeting.

11.	Members having any questions on accounts are requested to send their queries at least 10 days in advance to the Company at its registered office address to enable the Company to collect the relevant information.

12.	A brief profile of the Directors proposed to be appointed/re-appointed is given in the section on Corporate Governance of the Annual Report.

By Order of the Board

Rajiv Choubey

Company Secretary

Place	: Mumbai

Date      : April 25, 2012

Regd. Office:

SIPCOT Industrial Complex

Madurai-Bypass Road

T.V. Puram P.O.

Tuticorin – 628 002

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956

Item 6

Mr.A.R. Narayanaswamy was appointed as an Additional Director by the Board of Directors of the Company at its meeting held on July 23, 2011, pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 82 of the Articles of Association of the Company. Mr.A.R. Narayanaswamy holds office upto the date of this Annual General Meeting, but is eligible for re-appointment. The Company has received a notice in writing pursuant to Section 257 of the Companies Act, 1956 from a member alongwith requisite deposit proposing the candidature of Mr.A.R. Narayanaswamy for the office of Director.

None of the Directors except Mr. A. R Narayanaswamy is, in any way, concerned or interested in the resolution.

Your Directors commend this resolution for approval of the members.

Item 7

Karvy Computershare Private Limited is the Registrar and Share Transfer Agent of the Company and is based at Hyderabad. The Company maintains the records in electronic form with respect to the ‘Register of Members’ and ‘Index of Members’ at its Registered Office at Tuticorin. In terms of the requirements of Section 163 of the Act, it is proposed to pass a special resolution and obtain authority of the members to keep the Register of Members. Index of Members and other documents at the office of Karvy Computershare Private Limited, Registrar & Transfer Agent of the Company at Plot No.17-24, Vittal Rao Nagar, Madhapur, Hyderabad – 500 081, Andhra Pradesh.

None of the other Directors of the Company is, in any way, concerned or interested in the said resolution except as members of the Company.

Your Directors commend this resolution for approval of the members.

Item No. 8

As the members are aware, the Company is carrying on the business of manufacturing of non-ferrous metals, viz., copper and by-products, viz., sulphuric acid, phosphoric acid, gypsum etc. and is also in the process of putting up a 160 MW captive power plant. The Board of Directors propose to explore the possibility of extracting iron from the copper slag which is presently a solid waste and has limited applications. Similarly, it is proposed to also explore the possibility of useful application of gypsum which is a solid waste/ by-product of the phosphoric acid plant. Additionally, it is also proposed to explore manufacturing of any other useful products derived from sulphuric acid or phosphoric acid.

Accordingly, it is found desirable that the Objects Clause of the Memorandum of Association of the Company be amended suitably so as to include the proposed objects therein. As per the provisions of Section 17 of the Companies Act 1956, approval of shareholders is required by passing a Special Resolution before initiating any change in the existing Object Clause of the Company’s Memorandum of Association. The resolution at Item No.8 is being proposed to seek your consent at the Annual General Meeting as per the requirements of the Companies Act, 1956.

Your Directors commend the resolution as set out above for approval of the members.

A copy of the Memorandum & Articles of Association together with the proposed alternations is available for inspection by members on any working day during 11.00 A.M. to 1.00 P.M. up to the date of the Annual General Meeting at the registered office of the Company.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution except as members of the Company.

By Order of the Board

Rajiv Choubey

Company Secretary

Place     : Mumbai

Date      : April 25, 2012

Regd. Office:

SIPCOT Industrial Complex

Madurai-Bypass Road

T.V. Puram P.O.

Tuticorin – 628 002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer